Press Release
CRAWFORD & COMPANY 1001 SUMMIT BOULEVARD ATLANTA, GEORGIA 30319 (404) 300-1000

FOR IMMEDIATE RELEASE
Date: November 5, 2012
From: Jeffrey T. Bowman
Chief Executive Officer

__________________________________________________________________________________________________

Crawford Reports Record Third Quarter 2012 Results
Net Income up 19%
Company Raises Guidance for 2012

Crawford & Company (www.crawfordandcompany.com) (NYSE: CRDA and CRDB), the world's largest independent provider of claims management solutions to insurance companies and self-insured entities, today announced its financial results for the third quarter ended September 30, 2012.

Consolidated Results
Third quarter 2012 consolidated revenues before reimbursements totaled $302.1 million, an increase of 7% from $283.0 million in the 2011 third quarter. Third quarter 2012 net income attributable to shareholders of Crawford & Company was $18.2 million, increasing 19% over the $15.3 million recorded in the 2011 third quarter. Third quarter 2012 diluted earnings per share were $0.33 for CRDA and CRDB, compared with diluted earnings per share for each class of $0.28 in the prior-year quarter.

During the 2012 third quarter, the Company incurred pretax special charges of approximately $0.3 million, or less than $0.01 per share of CRDA and CRDB after related income taxes, for the completion of a project to outsource certain aspects of our U.S. technology infrastructure. During the 2011 third quarter, the Company recorded a special credit of $7.0 million, or $0.11 per share of CRDA and CRDB after related income taxes, resulting from an arbitration award.

Press Release
CRAWFORD & COMPANY 1001 SUMMIT BOULEVARD ATLANTA, GEORGIA 30319 (404) 300-1000

Balance Sheet and Cash Flow
The Company's consolidated cash and cash equivalents position as of September 30, 2012 totaled $66.4 million, compared with $77.6 million at December 31, 2011 and $68.0 million at September 30, 2011.

Crawford generated $10.3 million of cash from operations during the 2012 year-to-date period, compared with $17.6 million used during the comparable 2011 period. The $27.9 million increase in cash provided by operations was largely due to lower cash payments for accounts payable, accrued liabilities and accrued compensation in 2012 compared with 2011 and reductions in defined benefit pension contributions and taxes paid.

Management's Comments
Mr. Jeffrey T. Bowman, chief executive officer of Crawford & Company, stated, "For the 2012 third quarter we achieved new quarterly records for revenues, net income and earnings per share. These results were driven by strong performance in our EMEA/AP and Legal Settlement Administration segments and improvements in our Broadspire segment. We are mobilizing our resources to assist our clients in the aftermath of Superstorm Sandy. We anticipate that this event will generate significant claims volumes for us in the 2012 fourth quarter.

"During the 2012 third quarter our Legal Settlement Administration segment was heavily involved in the Deepwater Horizon class action settlement. We expect activity in this special project to continue for the remainder of 2012, although at a reduced rate.

"In the Broadspire segment, we continued to see substantial improvement over the 2011 comparable period results of that segment, as we reduced operating losses by $8.8 million for the year-to-date period through revenue increases and cost management. Our 2012 third quarter claims activity was up 4.4% over the 2011 third quarter. We remain focused on driving sequential operating improvement in this segment. The turnaround of Broadspire is one of the key objectives for our management team and we are optimistic that Broadspire will end the year profitably.

"Our EMEA/AP segment results continue to be driven primarily by the ongoing handling of catastrophic flood losses in Thailand. We have been encouraged with the operating performance of this segment during the 2012 third quarter, which has seen strong growth in revenues and operating earnings.

"The Americas segment saw an increase in claims activity during the 2012 third quarter resulting from Hurricane Isaac in the U.S. and catastrophe related claims in Canada. This helped generate sequential improvement over the 2012 second quarter results of this segment, despite relatively weak industry-wide claim volumes which have persisted throughout 2012."

Mr. Bowman concluded, "We remain focused on our core strategic and operational goals and expect to further expand market share, drive efficiencies and capitalize on emerging opportunities as we enter 2013. In order to improve the Company's financial performance in 2013, we anticipate taking a restructuring charge in the 2012 fourth quarter of approximately $5.0 million, before tax. We expect the cost efficiencies gained by our actions to produce annualized operating savings of approximately $4.2 million in our North American operations, helping to improve future operating margins in our Americas and Broadspire segments. This charge is included in the updated 2012 guidance we are providing today."

Press Release
CRAWFORD & COMPANY 1001 SUMMIT BOULEVARD ATLANTA, GEORGIA 30319 (404) 300-1000

Third Quarter 2012 Segment Results
Americas
Americas revenues before reimbursements were $85.9 million in the third quarter of 2012, decreasing 9% from $94.7 million in the 2011 third quarter. During the 2012 third quarter compared with the 2011 third quarter, the U.S. dollar strengthened against foreign currencies in the segment, resulting in a negative exchange rate impact to revenues of $0.9 million in this segment. Excluding the negative impact of exchange rate changes, Americas revenues would have been $86.8 million in the 2012 third quarter. Revenues generated by the Company's catastrophe adjuster group in the U.S. were $9.6 million in the 2012 third quarter, decreasing from $12.9 million in the 2011 period. Americas operating expenses for the 2012 third quarter decreased by $8.5 million in U.S. dollars, a 10% decrease, and decreased by 8% on a constant dollar basis, compared with the 2011 period. Operating earnings in the 2012 third quarter decreased to $6.5 million, or an operating margin of 8%, compared with operating earnings of $6.8 million, or 7% of revenues, in the 2011 third quarter.

EMEA/AP
Third quarter 2012 revenues before reimbursements for the EMEA/AP segment increased 10% to $95.9 million from $87.0 million in the same period of 2011. During the 2012 third quarter compared with the 2011 third quarter, the U.S. dollar strengthened against most major foreign currencies, resulting in a negative exchange rate impact to revenues of $6.7 million in this segment. Excluding the negative impact of exchange rate changes, EMEA/AP revenues would have been $102.6 million in the 2012 third quarter. EMEA/AP operating expenses for the 2012 third quarter increased by $1.6 million in U.S. dollars, a 2% increase, and increased by 10% on a constant dollar basis, compared with the 2011 period. Operating earnings increased to $13.0 million in the 2012 third quarter from 2011 third quarter operating earnings of $5.7 million. The related operating margin was 14% in the 2012 third quarter compared with 7% in the 2011 third quarter.

Broadspire
Revenues before reimbursements from the Broadspire segment were $59.8 million in the 2012 third quarter, an increase of 2% from $58.9 million in the 2011 third quarter. Broadspire had an operating loss of $0.2 million in the 2012 third quarter, or a slightly negative operating margin, compared with an operating loss of $2.9 million, or a negative operating margin of 5%, in the prior year period.

Legal Settlement Administration
Legal Settlement Administration revenues before reimbursements were $60.6 million in the 2012 third quarter, compared with $42.5 million in the 2011 third quarter. Operating earnings totaled $15.6 million in the 2012 third quarter, or 26% of revenues, compared with $10.8 million, or 25% of revenues, in the prior-year period. The segment's awarded project backlog totaled approximately $118.0 million at September 30, 2012 as compared with $72.5 million at September 30, 2011.

Press Release
CRAWFORD & COMPANY 1001 SUMMIT BOULEVARD ATLANTA, GEORGIA 30319 (404) 300-1000

2012 Guidance
Crawford's business is dependent, to a significant extent, on case volumes. The Company cannot predict the future trend of case volumes for a number of reasons, including the fact that the frequency and severity of weather-related claims and the occurrence of natural and man-made disasters, which are a significant source of claims and revenue for the Company, are generally not subject to accurate forecasting. Notwithstanding the foregoing, however, Crawford & Company is raising its guidance for 2012 as follows:

•	Consolidated revenues before reimbursements between $1.13 and $1.14 billion

•	Consolidated operating earnings between $85.0 and $90.0 million

•	Consolidated cash provided by operating activities between $45.0 and $50.0 million

•
After reflecting stock option expense, net corporate interest expense, customer-relationship intangible asset amortization expense, special charges, and income taxes, net income attributable to shareholders of Crawford & Company on a GAAP basis between $37.5 and $40.8 million, or $0.68 to $0.74 diluted earnings per CRDB share

•
Before reflecting a 2012 fourth quarter special charge of $5.0 million, or $0.06 per share, net income attributable to shareholders of Crawford & Company on a non-GAAP basis between $40.7 and $44.0 million, or $0.74 to $0.80 diluted earnings per CRDB share

The foregoing 2012 guidance does not include any estimated impact from the Company's anticipated response to claims resulting from Superstorm Sandy.

Earnings per share may be different between CRDA and CRDB due to the payment of a higher per share dividend on CRDA than CRDB, and the impact that has on the earnings per share calculation according to generally accepted accounting principles. References in this release are generally only to CRDB, as that presents a more dilutive measure.

Crawford & Company's management will host a conference call with investors on Monday, November 5, 2012 at 3:00 p.m. EST to discuss earnings and other developments. The call will be recorded and available for replay through November 26, 2012. You may dial 1-855-859-2056 (404-537-3406 international) to listen to the replay. The access code is 53763973. Alternatively, please visit our web site at www.crawfordandcompany.com for a live audio web cast and related financial presentation.

Further information regarding the Company's financial position, operating results, and cash flows as of and for the quarter and year-to-date periods ended September 30, 2012 is shown on the attached unaudited condensed consolidated financial statements.

Non-GAAP Presentation
In the normal course of business, our operating segments incur certain out-of-pocket expenses that are thereafter reimbursed by our clients. Under GAAP, these out-of-pocket expenses and associated reimbursements are required to be included when reporting expenses and revenues, respectively, in our consolidated results of operations. In the foregoing discussion and analysis of segment results of operations, we do not include a gross up of segment expenses and revenues for these pass-through reimbursed expenses. The amounts of reimbursed expenses and related revenues offset each other in our results of operations with no impact to our net income (loss) or operating earnings (loss). A reconciliation of revenues before reimbursements to consolidated revenues determined in accordance with GAAP is self-evident from the face of the accompanying unaudited condensed consolidated statements of income.

Press Release
CRAWFORD & COMPANY 1001 SUMMIT BOULEVARD ATLANTA, GEORGIA 30319 (404) 300-1000

Operating earnings is the primary financial performance measure used by our senior management and chief operating decision maker (“CODM”) to evaluate the financial performance of our operating segments and make resource allocation decisions. Unlike net income, segment operating earnings is not a standard performance measure found in GAAP. However, since it is our segment measure of profitability presented in conformity with the Financial Accounting Standards Board's (“FASB”) Accounting Standards Codification (“ASC”) Topic 280 “Segment Reporting,” it is not considered a non-GAAP financial measure requiring reconciliation pursuant to Securities and Exchange Commission (“SEC”) guidance contained in Regulation G and Item 10(e) of Regulation S-K. We believe this measure is useful to others in that it allows them to evaluate segment operating performance using the same criteria our management and CODM use. Operating earnings (loss) represent segment earnings (loss) before certain unallocated corporate and shared costs and credits, net corporate interest expense, stock option expense, amortization of customer-relationship intangible assets, special charges and credits, income taxes, and net income or loss attributable to noncontrolling interests.

Income tax expense, net corporate interest expense, amortization of customer-relationship intangible assets, and stock option expense are recurring components of our net income, but they are not considered part of our segment operating earnings (loss) because they are managed on a corporate-wide basis. Income tax expense is calculated for the Company on a consolidated basis based on statutory rates in effect in the various jurisdictions in which we provide services, and varies significantly by jurisdiction. Net corporate interest expense results from capital structure decisions made by senior management and affecting the Company as a whole. Amortization expense is a non-cash expense for customer-relationship intangible assets acquired in business combinations. Stock option expense represents the non-cash costs generally related to stock options and employee stock purchase plan expenses which are not allocated to our operating segments. None of these costs relate directly to the performance of our services or operating activities and, therefore, are excluded from segment operating earnings in order to better assess the results of each segment’s operating activities on a consistent basis.

Special charges may arise from events (such as expenses related to restructurings, losses on subleases, etc.) that are not allocated to any particular segment since they historically have not regularly impacted our performance and are not expected to impact our future performance on a regular basis.

Unallocated corporate and shared costs and credits represent expenses and credits related to our chief executive officer and Board of Directors, certain provisions for bad debt allowances or subsequent recoveries such as those related to bankrupt clients, defined benefit pension costs or credits for our frozen U.S. pension plan, and certain self-insurance costs and recoveries that are not allocated to our individual operating segments.

Press Release
CRAWFORD & COMPANY 1001 SUMMIT BOULEVARD ATLANTA, GEORGIA 30319 (404) 300-1000

Following is a reconciliation of segment operating earnings (loss) to net income attributable to shareholders of Crawford & Company on a GAAP basis and the related margins as a percentage of revenues before reimbursements for all periods presented (in thousands, except percentages):

	Quarter ended				Year-to-date period ended
	September 30, 2012	% Margin	September 30, 2011	% Margin	September 30, 2012	% Margin	September 30, 2011	% Margin
Operating Earnings (Loss):
Americas	$6,534	8%	$6,780	7%	$7,429	3%	$20,089	7%
EMEA/AP	12,988	14%	5,686	7%	30,353	11%	20,465	8%
Broadspire	(216)	—%	(2,925)	(5)%	(417)	—%	(9,184)	(5)%
Legal Settlement Administration	15,639	26%	10,781	25%	42,114	25%	42,537	28%
Unallocated corporate and shared costs	(1,986)	(1)%	(956)	—%	(8,172)	(1)%	(5,349)	(1)%
(Deduct)/Add:
Net corporate interest expense	(2,229)	(1)%	(4,142)	(1)%	(6,785)	(1)%	(12,396)	(1)%
Stock option expense	(77)	—%	(78)	—%	(322)	—%	(375)	—%
Amortization expense	(1,546)	(1)%	(1,513)	(1)%	(4,744)	(1)%	(4,531)	(1)%
Special charges and arbitration award	(333)	—%	6,992	2%	(2,794)	—%	6,992	1%
Income taxes	(10,237)	(3)%	(5,295)	(2)%	(21,213)	(2)%	(17,337)	(2)%
Net (income) loss attributable to non-controlling interests	(322)	—%	(34)	—%	(744)	—%	1	—%
Net income attributable to shareholders of Crawford & Company	$18,215	6%	$15,296	5%	$34,705	4%	$40,912	5%

Press Release
CRAWFORD & COMPANY 1001 SUMMIT BOULEVARD ATLANTA, GEORGIA 30319 (404) 300-1000

Company Information
Based in Atlanta, Georgia, Crawford & Company (www.crawfordandcompany.com) is the world's largest independent provider of claims management solutions to the risk management and insurance industry as well as self-insured entities, with an expansive global network serving clients in more than 70 countries. The Crawford System of Claims Solutions® offers comprehensive, integrated claims services, business process outsourcing and consulting services for major product lines including property and casualty claims management, workers' compensation claims and medical management, and legal settlement administration. The Company's shares are traded on the NYSE under the symbols CRDA and CRDB.

The Company's two classes of stock are substantially identical, except with respect to voting rights and the Company's ability to pay greater cash dividends on the Class A Common Stock than on the Class B Common Stock, subject to certain limitations. In addition, with respect to mergers or similar transactions, holders of Class A Common Stock must receive the same type and amount of consideration as holders of Class B Common Stock, unless approved by the holders of 75% of the Class A Common Stock, voting as a class.

This press release contains forward-looking statements, including statements about the financial condition, results of operations and earnings outlook of Crawford & Company. Statements, both qualitative and quantitative, that are not historical facts may be “forward-looking” statements as defined in the Private Securities Litigation Reform Act of 1995 and other federal securities laws. Forward-looking statements involve a number of risks and uncertainties that could cause actual results to differ materially from historical experience or Crawford & Company's present expectations. Accordingly, no one should place undue reliance on forward-looking statements, which speak only as of the date on which they are made. Crawford & Company does not undertake to update forward-looking statements to reflect the impact of circumstances or events that may arise or not arise after the date the forward-looking statements are made. For further information regarding Crawford & Company, including factors that could cause our actual financial condition, results or earnings to differ from those described in any forward-looking statements, please read Crawford & Company's reports filed with the SEC and available at www.sec.gov or in the Investor Relations section of Crawford & Company's website at www.crawfordandcompany.com.

FOR FURTHER INFORMATION REGARDING THIS PRESS RELEASE, PLEASE CALL BRUCE SWAIN AT (404) 300-1051.

Press Release
CRAWFORD & COMPANY 1001 SUMMIT BOULEVARD, ATLANTA, GEORGIA 30319 (404) 300-1000

CRAWFORD & COMPANY
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
Unaudited
(In Thousands, Except Per Share Amounts and Percentages)

Three Months Ended September 30,	2012	2011	% Change

Revenues:

Revenues Before Reimbursements	$302,136	$282,967	7%
Reimbursements	22,110	25,252	(12)%
Total Revenues	324,246	308,219	5%

Costs and Expenses:

Costs of Services Provided, Before Reimbursements	211,589	211,577	—%
Reimbursements	22,110	25,252	(12)%
Total Costs of Services	233,699	236,829	(1)%

Selling, General, and Administrative Expenses	59,211	53,615	10%
Corporate Interest Expense, Net	2,229	4,142	(46)%
Special Charges and Arbitration Award	333	(6,992)	nm
Total Costs and Expenses	295,472	287,594	3%

Income before Income Taxes	28,774	20,625	40%
Provision for Income Taxes	10,237	5,295	93%

Net Income	18,537	15,330	21%

Less: Net Income Attributable to Noncontrolling Interests	322	34	847%

Net Income Attributable to Shareholders of Crawford & Company	$18,215	$15,296	19%

Earnings Per Share - Basic:
Class A Common Stock	$0.34	$0.29	17%
Class B Common Stock	$0.33	$0.28	18%

Earnings Per Share - Diluted:
Class A Common Stock	$0.33	$0.28	18%
Class B Common Stock	$0.33	$0.28	18%

Cash Dividends Per Share:
Class A Common Stock	$0.04	$0.03	33%
Class B Common Stock	$0.03	$0.02	50%

nm = not meaningful

Press Release
CRAWFORD & COMPANY 1001 SUMMIT BOULEVARD, ATLANTA, GEORGIA 30319 (404) 300-1000

CRAWFORD & COMPANY
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
Unaudited
(In Thousands, Except Per Share Amounts and Percentages)

Nine Months Ended September 30,	2012	2011	% Change

Revenues:

Revenues Before Reimbursements	$863,736	$859,718	—%
Reimbursements	66,872	66,691	—%
Total Revenues	930,608	926,409	—%

Costs and Expenses:

Costs of Services Provided, Before Reimbursements	623,528	629,292	(1)%
Reimbursements	66,872	66,691	—%
Total Costs of Services	690,400	695,983	(1)%

Selling, General, and Administrative Expenses	173,967	166,774	4%
Corporate Interest Expense, Net	6,785	12,396	(45)%
Special Charges and Arbitration Award	2,794	(6,992)	nm
Total Costs and Expenses	873,946	868,161	1%

Income Before Income Taxes	56,662	58,248	(3)%
Provision for Income Taxes	21,213	17,337	22%

Net Income	35,449	40,911	(13)%

Less: Net Income (Loss) Attributable to Noncontrolling Interests	744	(1)	nm

Net Income Attributable to Shareholders of Crawford & Company	$34,705	$40,912	(15)%

Earnings Per Share - Basic:
Class A Common Stock	$0.65	$0.77	(16)%
Class B Common Stock	$0.62	$0.76	(18)%

Earnings Per Share - Diluted:
Class A Common Stock	$0.65	$0.76	(14)%
Class B Common Stock	$0.62	$0.75	(17)%

Cash Dividends Per Share:
Class A Common Stock	$0.10	$0.07	43%
Class B Common Stock	$0.07	$0.06	17%

nm = not meaningful

Press Release
CRAWFORD & COMPANY 1001 SUMMIT BOULEVARD, ATLANTA, GEORGIA 30319 (404) 300-1000

CRAWFORD & COMPANY
SUMMARY RESULTS BY OPERATING SEGMENT
Three Months Ended September 30,
Unaudited
(In Thousands, Except Percentages)

	Americas		%	EMEA/AP		%	Broadspire		%	Legal Settlement Administration		%
	2012	2011	Change	2012	2011	Change	2012	2011	Change	2012	2011	Change

Revenues Before Reimbursements	$85,879	$94,651	(9)%	$95,876	$86,970	10%	$59,759	$58,855	2%	$60,622	$42,491	43%

Compensation & Benefits	51,668	58,524	(12)%	58,354	56,940	2%	32,278	34,115	(5)%	21,749	16,976	28%
% of Revenues Before Reimbursements	60%	62%		61%	65%		54%	58%		36%	40%

Expenses Other than Reimbursements,
Compensation & Benefits	27,677	29,347	(6)%	24,534	24,344	1%	27,697	27,665	—%	23,234	14,734	58%
% of Revenues Before Reimbursements	32%	31%		26%	28%		46%	47%		38%	35%

Total Operating Expenses	79,345	87,871	(10)%	82,888	81,284	2%	59,975	61,780	(3)%	44,983	31,710	42%

Operating Earnings (Loss) (1)	$6,534	$6,780	(4)%	$12,988	$5,686	128%	$(216)	$(2,925)	93%	$15,639	$10,781	45%
% of Revenues Before Reimbursements	8%	7%		14%	7%		—%	(5)%		26%	25%

Nine Months Ended September 30,
Unaudited
(In Thousands, Except Percentages)

	Americas		%	EMEA/AP		%	Broadspire		%	Legal Settlement Administration		%
	2012	2011	Change	2012	2011	Change	2012	2011	Change	2012	2011	Change

Revenues Before Reimbursements	$240,978	$275,700	(13)%	$271,486	$254,016	7%	$180,112	$176,561	2%	$171,160	$153,441	12%

Compensation & Benefits	153,632	172,374	(11)%	167,425	167,048	—%	98,969	103,225	(4)%	63,773	55,637	15%
% of Revenues Before Reimbursements	64%	63%		62%	66%		55%	58%		37%	36%

Expenses Other than Reimbursements,
Compensation & Benefits	79,917	83,237	(4)%	73,708	66,503	11%	81,560	82,520	(1)%	65,273	55,267	18%
% of Revenues Before Reimbursements	33%	30%		27%	26%		45%	47%		38%	36%

Total Operating Expenses	233,549	255,611	(9)%	241,133	233,551	3%	180,529	185,745	(3)%	129,046	110,904	16%

Operating Earnings (Loss) (1)	$7,429	$20,089	(63)%	$30,353	$20,465	48%	$(417)	$(9,184)	95%	$42,114	$42,537	(1)%
% of Revenues Before Reimbursements	3%	7%		11%	8%		—%	(5)%		25%	28%
(1) This is a segment financial measure representing segment earnings (loss) before certain unallocated corporate and shared costs and credits, net corporate interest expense, stock option expense, amortization of customer-relationship intangible assets, special charges and credits, income taxes, and net income or loss attributable to noncontrolling interests. See pages 4 - 6 for additional information about segment operating earnings (loss).

Press Release
CRAWFORD & COMPANY 1001 SUMMIT BOULEVARD, ATLANTA, GEORGIA 30319 (404) 300-1000

CRAWFORD & COMPANY
CONDENSED CONSOLIDATED BALANCE SHEETS
As of September 30, 2012 and December 31, 2011
(In Thousands, Except Par Values)

	Unaudited	*
	September 30,	December 31,
	2012	2011
ASSETS
Current Assets:
Cash and Cash Equivalents	$66,389	$77,613
Accounts Receivable, Net	177,065	161,543
Unbilled Revenues, at Estimated Billable Amounts	134,800	107,494
Prepaid Expenses and Other Current Assets	24,516	22,836
Total Current Assets	402,770	369,486

Property and Equipment:
Property and Equipment	153,299	156,349
Less Accumulated Depreciation	(109,281)	(112,465)
Net Property and Equipment	44,018	43,884

Other Assets:
Goodwill	131,149	131,246
Intangible Assets Arising from Business Acquisitions, Net	90,749	96,392
Capitalized Software Costs, Net	65,104	60,332
Deferred Income Tax Assets	82,088	84,454
Other Noncurrent Assets	25,987	25,864
Total Other Assets	395,077	398,288

Total Assets	$841,865	$811,658

LIABILITIES AND SHAREHOLDERS’ INVESTMENT
Current Liabilities:
Short-Term Borrowings	$17,779	$1,794
Accounts Payable	45,911	41,806
Accrued Compensation and Related Costs	78,051	96,440
Self-Insured Risks	15,266	18,817
Income Taxes Payable	11,880	292
Deferred Income Taxes	7,741	7,287
Deferred Rent	14,968	15,820
Other Accrued Liabilities	42,226	36,104
Deferred Revenues	59,839	53,844
Mandatory Contributions Due to Pension Plan	15,720	13,800
Current Installments of Long-Term Debt and Capital Leases	695	410
Total Current Liabilities	310,076	286,414

Noncurrent Liabilities:
Long-Term Debt and Capital Leases, Less Current Installments	206,883	211,983
Deferred Revenues	26,715	27,856
Self-Insured Risks	14,137	10,114
Accrued Pension Liabilities, Less Current Mandatory Contributions	97,077	120,195
Other Noncurrent Liabilities	17,116	16,808
Total Noncurrent Liabilities	361,928	386,956

Shareholders’ Investment:
Class A Common Stock, $1.00 Par Value	29,723	29,086
Class B Common Stock, $1.00 Par Value	24,690	24,697
Additional Paid-in Capital	35,060	33,969
Retained Earnings	238,911	209,323
Accumulated Other Comprehensive Loss	(163,684)	(163,603)
Shareholders’ Investment Attributable to Shareholders of Crawford & Company	164,700	133,472

Noncontrolling Interests	5,161	4,816

Total Shareholders’ Investment	169,861	138,288

Total Liabilities and Shareholders' Investment	$841,865	$811,658
* Derived from the audited Consolidated Balance Sheet

Press Release
CRAWFORD & COMPANY 1001 SUMMIT BOULEVARD, ATLANTA, GEORGIA 30319 (404) 300-1000

CRAWFORD & COMPANY
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
Unaudited
(In Thousands)

	Nine Months Ended September 30,
	2012	2011
Cash Flows From Operating Activities:
Net Income	$35,449	$40,911
Reconciliation of Net Income to Net Cash Provided By (Used In) Operating Activities:
Depreciation and Amortization	24,510	23,804
Arbitration Award	—	(6,992)
Stock-Based Compensation	2,267	2,709
Changes in Operating Assets and Liabilities, Net of Effects of Acquisitions and Dispositions:
Accounts Receivable, Net	(17,764)	(30,179)
Unbilled Revenues, Net	(29,867)	(6,654)
Accrued or Prepaid Income Taxes	12,107	6,308
Accounts Payable and Accrued Liabilities	(2,713)	(23,309)
Deferred Revenues	3,888	566
Accrued Retirement Costs	(16,064)	(22,313)
Prepaid Expenses and Other Operating Activities	(1,486)	(2,449)
Net Cash Provided By (Used In) Operating Activities	10,327	(17,598)

Cash Flows From Investing Activities:
Acquisitions of Property and Equipment	(10,524)	(9,326)
Proceeds from Disposals of Property and Equipment	47	84
Cash Received in Arbitration Settlement	—	4,913
Capitalization of Computer Software Costs	(12,408)	(11,963)
Payments for Business Acquisitions, Net of Cash Acquired	—	(6,874)
Net Cash Used In Investing Activities	(22,885)	(23,166)

Cash Flows From Financing Activities:
Cash Dividends Paid	(4,693)	(3,505)
Shares Used to Settle Withholding Taxes Under Stock-based Compensation Plans	(896)	(1,653)
Proceeds from Employee Stock-Based Compensation Plans	493	588
Repurchases of Common Stock	(567)	—
Increases in Short-Term Borrowings	48,345	59,252
Payments on Short-Term Borrowings	(32,182)	(36,432)
Payments on Long-Term Debt and Capital Lease Obligations	(6,496)	(4,145)
Other Financing Activities	(466)	(41)
Net Cash Provided By Financing Activities	3,538	14,064

Effect of Exchange Rate Changes on Cash and Cash Equivalents	(2,204)	1,194

Decrease in Cash and Cash Equivalents	(11,224)	(25,506)
Cash and Cash Equivalents at Beginning of Year	77,613	93,540
Cash and Cash Equivalents at End of Period	$66,389	$68,034